Mail Stop 3561

      January 24, 2006

VIA INTERNATIONAL MAIL AND FAX (212)-833-5215.
Mr. Nobuyuki Oneda
Executive Vice President and Chief Financial Officer
Sony Corporation
7-35 Kitashinagawa 6-Chome
Shinagawa-Ku
Tokyo  141-0001, Japan

	Re:	Sony Corporation
      Form 20-F for Fiscal Year Ended March 31, 2005
		Filed June 23, 2005
		File No. 1-6439

Dear Mr. Oneda:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended March 31, 2005

Products and Services, page 17

1. It appears that the video, television and information and communications operating segments are included in the electronics segment. Please tell us how these operating segments met the aggregation criteria under paragraph 17 of FAS 131.

Note 5. Related Party Transactions, page F-27

2. Please disclose the difference, if any, between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference. In addition, disclose the aggregate value of each identified investment for which a quoted market price is available. Refer to paragraph 20(a)(3) and (b) of APB 18.

Note 10. Insurance-related Accounts, page F-33

(3) Future Insurance Policy Benefits

3. Please expand your disclosures to comply with paragraphs 38(c) and
(d) 2-3 of SOP 03-1.

Note 16(2). Convertible Bond Plan, page F-51

4. We note your statement that no accounting recognition was given to either the convertible bonds or the employee loans based on the right of offset. Since the counterparties are related parties ("selected executives"), please disclose the amount of the convertible bonds and the related employee loans or tell us why such disclosure is not necessary. See paragraph 2 of FAS 57 and Rule 4-08(k) of Regulation
S-X.

5. In addition, please tell us why you structured the compensation plan using convertible debt and employee loans, instead of equity.

Note 22. Variable Interest Entities, page F-65

6. We note on page 17 that you account for your 20% MGM holdings under the equity method but record 45% of MGM`s net income as equity in net income of affiliated companies. Citing your basis in the accounting literature, please tell us how you concluded that you are not the primary beneficiary of the MGM.

*    *    *    *




      As appropriate, please amend your Form 20-F and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director